April 8, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re: BioPower Operations Corporation (the “Company” or “our client”)
       Registration Statement on Form S-1
                  Filed February 9, 2011
       File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 1, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1

General

Comment 1. We note that you have amended the disclosure on page 23 to delete the reference to Cuba as one of the territories as to which you have an exclusive license from Clenergen in perpetuity for the use of Clenergen’s technologies. However, your description of the license agreement on page F-11 identifies Cuba as one of the territories covered by the agreement. Please explain the discrepancy or revise the disclosure, as appropriate.

Response: In response to this comment, we have revised the disclosure on page F-11 to remove Cuba as one of the territories under the license agreement.

 Prospectus Cover Page

Comment 2. We partially reissue comment four of letter dated March 7, 2011. We note that the legends provided pursuant to Item 501(b) of Regulation S-K do not appear on the outside cover page of the prospectus.

Response: In response to this comment, we have revised the outside cover page of the prospectus.

Comment 3. We reissue comment five of our letter dated March 7, 2011. Please provide the disclosure required by Item 501(b)(3) of Regulation S-K. Consider providing such information in tabular format.

Response: We have revised the cover page to reflect the expenses which may be incurred in the offering. We have determined not to disclose the information required by this section in tabular form because there are no underwriters or broker-dealer's commissions to be paid in connection with the offering.

Comment 4. Please revise the cover page to clearly reflect the potential 90 day extension to the company offering, as disclosed elsewhere in the prospectus.

Response: In response to this comment, we have revised the cover page to reflect the potential 90 day extension to the Company’s offering.

Risk Factors, page 3
Comment 5. Please update the reference to commencing operations in February 2011. In addition, please provide the basis for an estimated date to commence operations given the disclosure that even if you raise the maximum in this offering you will need substantial additional financing to implement your business plan to the point of operations.

Response:  In response to this comment, we have revised the risk factor on page 3.

Comment 6. We note the reference to termination upon “two years prior written notice” in the first full risk factor on page four. We are unable to provide such a provision in your amended license agreement with Clenergen. Furthermore, it is unclear whether the Green Oil Plantations license requires two years prior written notice or merely provides for immediate termination upon written notice after the initial two years of the license (subject to certain exceptions). Please revise your disclosure in this risk factor to clarify, or advise.

Comment: In response to this comment, we have revised the risk factor. Please see page 4.

Use of Proceeds, page 10

Comment 7. We note the total working capital after offering at the 50% level ($1,750,000) does not agree to the working capital from proceeds of offering ($950,000) plus existing working capital ($300,000). It appears the total working capital after offering at the 50% level should be $1,250,000. Please note this also impacts the related use of proceeds amounts for the 50% level. Please revise or advise.

Response: In response to this comment, we have revised the Use of Proceeds section and table. Please see page 10.

Comment 8. Please describe whether project development costs include the cost of acquiring seedlings from your licensors and, if so, to what extent seedling costs contribute to your anticipated development costs.

Response:  In response to this comment, we have defined a biomass project which includes the cost for seedlings. Business development costs do not include the cost of seedlings. Please see the Description of Business section on page 19 and the Use of Proceeds section on page 10.

Comment 9.  Please revise to provide additional disclosure to clearly distinguish the extent and number of biomass projects as each level of offering proceeds.

Response: In response to this comment, we have defined a biomass project and potential costs. The Company is seeking to build one biomass project over the next year. Please see the Use of Proceeds section on page 10.

Comment 10. Please also revise your discussion of each level of offering proceeds to clarify the amount of time you would be able to operate without obtaining additional funds.

Response: In response to this comment, we have clarified the amount of time the Company would be able to operate without obtaining additional funds. Please see the Use of Proceeds section on page 10.

Comment 11. We note that the amounts allocated to “Officers and Directors Salaries” in your tabular disclosure do not appear to match the salaries discussed under Executive Compensation on page 19. Please revise to clarify how you intend to allocated such proceeds. For example and to the extent applicable, include a narrative description of the amounts to be paid to each officer or director and describe any proceeds that will be used to pay previously accrued salary amounts.

Response: In response to this comment, we have revised the Use of Proceeds section to include the narrative required. Specifically, we have changed the use of proceeds table and narrative to match Executive Compensation on page 19.

Comment 12. We note the added disclosure at the top of page 12 in response to comment 19 of our letter dated March 7, 2011. Please clarify which employee expenses are contemplated here.

Response: In response to this comment, we have revised the Use of Proceeds section to clarify the employee expenses. Please see the Use of Proceeds section.

Comment 13. We partially reissue comment 22 of our letter dated March 7, 2011. Please expand and clarify your discussion of the 100% proceeds level. For example, it appears you only discuss one biomass project and also refer to obtaining feasibility studies to obtain project financing for such project. Reconcile this disclosure with your use of proceeds at the 75% level, which contemplates multiple biomass projects. In addition, given that the costs of a biomass project are not included in the offering proceeds, please explain the reason(s) for increasing the number of projects that you will begin development for based upon the increased proceeds.

Response: In response to this comment, we have revised our 75% and 100% proceeds levels and have included a definition of a biomass project. Please see the Use of Proceeds section.

Comment 14. We partially reissue comment 23 of our letter dated March 7, 2011. Please reconcile your statement that you “expect these amounts will be sufficient to initiate and sustain our operations” in the sixth paragraph under Liquidity and Capital Resources on page 27 with your disclosure regarding the length of time you anticipate being able to operate at the 100% proceeds level and the fact that you will not be able to fund the biomass project even at the maximum proceeds level.

Response: In response to this comment, we have revised our disclosure under the Use of Proceeds section to clearly show that the funding of a biomass project is separate and apart from the funding of business development activities.

Dilution, page 13

Comment 15. We read your response to comment 27 of our letter dated March 7, 2011; however, it appears rather than revising the dilution per share table, you have removed it. Please revise to present dilution per share to new investors for each scenario presented.

Response: In response to this comment, we have included the dilution table reflecting present dilution per share to new investors for each scenario presented and have also included a table reflecting the subsequent stock issuances relative to the Company’s financial statements. Please see page 13.

Selling Stockholders, page 15

Comment 16. We partially reissue comment 28 of our letter dated March 7, 2011. Please clearly disclose the date of the one year holding period(s) for the lock-up agreement.

Response:  In response to this comment, we have revised the Selling Stockholder table to disclose the end date of the one-year lock-up agreements. Please see page 15.

Comment 17. We partially reissue comment 29 of our letter dated March 7, 2011.  For the sake of clarity, please revise your tabular disclosure to provide one entry for Constellation Asset Management with the appropriate footnote disclosure regarding the number of shares in each column that are beneficially owned due to this entity’s ownership of the warrants.

Response: In response to this comment, we have revised the disclosure relative to Constellation Asset Management in the table.

Plan of Distribution, page 16

Comment 18. We reissue comment 31 of our letter dated March 7, 2011. We note the disclosure in the risk factor on page nine regarding state registration or exemption of your offering and the disclosure on page 17. We also note the disclosure that you have not identified the specific states where the offering will be sold, and therefore, it appears that you have not registered or qualified for an exemption from registration in any states. It is unclear how you plan to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C that the offering commence promptly upon effectiveness of the registration statement. Please revise or advise.

Response:  We have revised the disclosure to identify certain states where the offering may be sold. Specifically, upon effectiveness of the registration statement, the Company intends to offer its common stock in Texas, California, Oregon, Washington, Illinois, Pennsylvania, New York, Washington, DC, Maryland, Florida, Connecticut, Arizona, Nevada and Massachusetts. To the extent there are any changes, we will provide updates. Please see page 16.

Information with Respect to the Registrant, page 19
Description of Business, page 19

Comment 19. We note your response to comment 33 of our letter dated March 7, 2011. Please add the disclosure in the prospectus regarding the disclosure set forth in the Form 10-K for Clenergen Corp. regarding the formation of BioPower Corp and your response to that portion of the prior comment. In addition, as stated in comment 36 of our letter dated March 7, 2011, clarify the affiliation between BioPower Corp. and Clenergen at the time BioPower Corp. was founded and the license agreement entered into, including any common officers, directors, control persons and/or affiliates. The statement that there is no direct or indirect relationship between BioPower and Clenergen is incorrect given the prior affiliation of Mr. Kohn, as a director that has been disclosed. In addition, we note that Mr. Shepherd was Chief Financial Officer and a director of Clenergen. Please clearly disclose all affiliations between the two companies. In addition, revise Mr. Shepherd’s biography. Lastly, we note the same address for both companies. Provide clear disclosure and the reason for the common address.

Response: In response to this comment, please note that Clenergen’s disclosure in its Form 10-K, states that “Clenergen BioPower” was intended to be formed as a corporation; however, such entity was never formed and never commenced development stage operations. In fact, BioPower Corporation was formed in September 2010 by Robert Kohn and Bonnie Nelson in the State of Florida.  In November 2010 Clenergen entered into a formal license agreement with BioPower Corporation. Clenergen does not, and has never, owned any interest in BioPower Corporation.  Robert Kohn was a Director of Clenergen Corporation from August 29, 2009 until January 26, 2011. Dale Shepherd was supposed to be the Chief Financial Officer of Clenergen Corporation upon Clenergen obtaining Directors and Officers Liability Insurance.  Clenergen never obtained such insurance and accordingly Mr. Shepherd never commenced the position.  Ms. Nelson was a consultant to Clenergen from April 2010 to October 2010.  Please see the revised disclosure on page 19.

Comment 20. Clearly disclose the estimated amount of additional financing that you will need to fully implement your business plan, including the cost of a biomass project.

Response: In response to this comment, we have added clear disclosure on the estimated amount of additional financing the Company will need to fully implement its business plan, including the costs of its biomass project. Please see the Use of Proceeds section and Page 20.

Comment 21. We note your discussion in the fourth paragraph of this section that you may produce livestock feed and fertilizer. Please expand your discussion of these potential areas of your business in light of the requirements of Item 101(h)(4) of Regulation S-K.

Response:  In response to this comment, we have removed the statement that the Company may produce livestock feed and fertilizer.

Comment 22. We reissue comment 35 of our letter dated March 7, 2011. Please provide a more detailed discussion of your proposed business, as required by Item 101 (h)(4)(i) of Regulation S-K, including the gasification and steam processes, as mentioned in comment 36 of our letter dated March 7, 2011. Please discuss the anticipated time frame for each business milestone and the expected source(s) of funding, to the point of commencing operations.

Response: In response to this comment, we have revised the description of the Company’s business. Please see the section Description of Business.

Comment 23. Please clearly define “biomass project” as used in this section and elsewhere in the prospectus.

Response: In response to this comment, we have clearly defined “biomass project” throughout the prospectus.

Comment 24. We reissue comment 34 of our letter dated March 7, 2011. We note your statement in sixth paragraph of page 19 that starts with “our projects solve problems for land owners . . .” and in the fifth paragraph of page 20 that “a feasibility study is prepared for each project.” Please clarify these and other statements in light of your lack of operations. In addition, remove the reference to creating significant returns for investors/joint venture partners in this section and the references to profits/profitability throughout the prospectus.

Response:  In response to this comment, we have deleted the statement “our projects solve problems for land owners . . .” and have clarified our statement relative to “a feasibility study is prepared for each project.” Further, we have removed the reference to creating significant returns for investors/joint venture partners in this section and the references to profits/profitability throughout the prospectus.

Comment 25. Please reconcile the list of plant species listed in the first paragraph under BioPower License Agreement Clenergen, on page 19, with the list in the following paragraph in the same section.

Response: In response to this comment, we have reconciled the list of plant species listed with the license agreement.

Comment 26. We reissue comment 38 of our letter dated March 7, 2011. Please provide a more detailed narrative disclosure of the information in the table at the bottom of page 21. In particular discuss your proposed operations in greater detail, as outlined in the table. In addition, please expand your disclosure regarding carbon credit financing to explain how such credits may be produced from your proposed operations and how the production of such credits could relate to the financing of your projects.

Response:  In response to this comment, we have revised our disclosure as to the description of our business to clarify many of the comments concerning pages 19 and 20.  We have removed the table but included disclosure in narrative form. Because there are no agreements at this time we have decided to remove carbon credit financing disclosure.  Should a carbon credit financing agreement be signed in the future, we will fully disclose the material terms thereof.

Comment 27. We reissue comment 39 of our letter dated March 7, 2011. Please revise to provide more detailed disclosure on the four components of your business plan discussed at the top of page 22, the planned markets for your products and services, the proposed distribution methods, and the competitive business conditions in each of these markets. See Item 101(b)(4) of Regulation S-K.

Response:  In response to this comment, we have provided more detailed disclosure on the components of the Company’s business plan. Please see page 22.

Comment 28. Please reconcile your revised disclosure on page 19 regarding GECC’s areas of concentration with the similar disclosure on page F- 13.

Response: In response to this comment, we have deleted the reference to the producing seedlings for global distribution and utilization, which was mistakenly left in that section. Please see page 19.

Comment 29. We note your added disclosure on page 22 that Silver Leaf is planted in cold conditions “where apples are grown” and your listing of the different plants associated with each license agreement. Please expand this disclosure to describe the geographic regions where such plants could be grown and the particular regions you intend to target, if any.

Response: In response to this comment, we have expanded our disclosure to describe the geographic regions where such plants could be grown and the particular regions the Company targets. Specifically, we stated that, “We intend to target the United States for Silver Leaf, Millettia and Jatropha biomass projects.  We intend to target South and Central America for Millettia and Jatropha. Specifically, we will target Northern States where apples are grown for Silver Leaf projects.” Please see page 22.

Comment 30. We note the disclosure that you have talked to oil companies and they have expressed a “significant demand” for biofuels. Provide the basis for this statement or remove. In addition, please clarify whether you have had any negotiations with oil companies and whether you have any agreements or understandings, preliminary or otherwise, with these oil companies.

Response: In response to this comment, we have removed the statement referenced.

Comment 31. We note your revisions to the first paragraph of page 23 in response to comment 43 of our letter dated March 7, 2011. Please also revise to provide additional information on the availability of seedlings from Green Oil.

Response: In response to this comment, please note that we added the following disclosure:

“We plan on purchasing our seedlings from our licensors. One of our licensors, Clenergen, is capable of producing 200,000 non-energy food crops seedlings per week in India. Our other licensor, Green Oil has partners that sell seedlings worldwide. They will either supply seedlings in stock or create seedlings for our biomass projects in greenhouses they own or at the biomass project.  There can be no assurance successful results will ever be achieved.”

Please see page 23.

Comment 32. In this regard, also revise your disclosure to clarify whether Clenergen and Green Oil may sell seedlings to other parties. To the extent they may sell to other parties, revise to clarify the benefits you receive from your licenses with such entities, if any, and discuss the effect this may have on your ability to compete in your target markets.

Response: In response to this comment, we have included disclosure that neither Clenergen nor Green Oil can sell seedlings in the territories defined in the respective license agreements.

Comment 33. We note your supplemental response and reissue comment 45 of our letter dated March 7, 2011. Please provide the disclosure required by Item 101 (h)(4)(viii) of Regulation S-K regarding governmental approvals.

Response: In response to this comment, we have added disclosure that the Company does not have any applications filed with any governmental agency to grow energy crops. At this point, the Company is not sure if it will be required to file any such applications in any of the territories listed under the license agreements due to the fact that feasibility studies have not been conducted. Should the Company determine that an application is required, and in fact files an application, it will provide the disclosure required under Item 101(h)(viii) at that time.

Comment 34. We reissue comment 46 of our letter dated March 7, 2011. Please provide the disclosure required by Item 101 (h)(4)(xi) of Regulation S-K regarding the costs and effects of compliance with environmental laws for your anticipated projects in the geographic regions in which you intend to focus your initial operations.

Response:  The Company intends to utilize only those energy crops already approved by the USDA. Therefore, upon the Company’s investigation to date, the anticipated associated permit costs (federal, state and local) should be less than $25,000.

Comment 35. We note your supplemental response to comment 47 of our letter dated March 7, 2011. Please revise the prospectus to include the information provided to us supplementally regarding whether the specific crops discussed in the prospectus have been approved in the United States or meet USDA requirements.

Response: In response to this comment, we have provided the requested disclosure.

Management’s Discussion and Analysis, page 26
Liquidity and Capital Resources, page 27

Comment 36. We partially reissue comment 49 of our letter dated March 7, 2011. Please reconcile your statement in the fifth paragraph of this section that the “amounts raised are sufficient to commence the start-up project development” with your disclosure in the first paragraph of page 12 that appears to prioritize project development last among your planned use of proceeds at the less than 25% proceeds level.

Response: In response to this comment, we have revised the disclosure in the prospectus. Please see the Use of Proceeds section and page 27. Budget development costs are a budget item at the less than 25% proceeds level.  We have commenced business development activities with our current funds.

Comment 37. Disclose the material terms of the related party loans. For instance, clearly if interest is earned on the loans.

Response: In response to this comment, we have disclosed that the related party loans provide for interest at the rate of 4% per annum. Please see page 27.

Comment 38. Please remove the reference to recently commencing operations on page 27.

Response:  In response to this comment, we have removed the reference provided above. Please see page 27.

Directors, Executive Officers, Promoters and Control Persons, page 28

Comment 39. We partially reissue comment 51 of our letter dated March 7, 2011. In this regard, please (a) revise Mr. Kohn’s business background on page 28 to disclose the principal business of Nelko Holding LLC; (b) provide the start and end dates for all of the positions described in Mr. Shepherd’s business background on page 28; (c) provide the start date for Ms. Nelson’s position as a director of Allied Artists and provide the full name and principal business of such entity; and (d) identify the “company in bankruptcy” described in Ms. Nelson’s business background. Clarify whether Ms. Nelson had any affiliation with the company in bankruptcy before the company filed for bankruptcy. See Item 401(e) of Regulation S-K.

Response: In response to this comment, please note the following disclosure which has been added to page 28:

A)
Nelko Holdings LLC is a 50%-50% owned joint venture between Ms. Nelson and Mr. Kohn. This entity was formed principally to evaluate business opportunities. This entity has not engaged in any formal activities since inception;

B)	All dates have been included as requested;
C)
Allied Artists International Inc., the worldwide parent of Allied Artists Pictures, Allied Artists Music Group, Allied Artists Home Video and the many Allied Artists entertainment ventures located around the world.   Ms. Nelson started August 2009

D)	Genesis Orlando LLC. Is the bankrupt company. Ms. Nelson was never associated with the company prior to bankruptcy. It is in the 3D animated film production business.

Comment 40. We reissue comment 52 of our letter dated March 7, 2011. We are unable to locate any substantive response to our comment. Please advise or revise. We note your references to BioPower Corporation of Florida in Mr. Kohn’s and Ms. Nelson’s business backgrounds. Please clarify whether this is a reference to BioPower Corporation, your subsidiary. In this regard, if this is a separate entity, clarify how Mr. Kohn will manage his duties as an executive officer and director of BioPower Operations Corporation if his role with BioPower Corporation of Florida requires 95% of this time.

Response: In response to this comment, please note that we added disclosure in Mr. Kohn’s and Ms. Nelson’s biographies to reflect that each will be devoting the time disclosed to the Company, BioPower Operations Corporation.

Comment 41. We reissue comment 53 of our letter dated March 7, 2011. Please disclose the amount and percent of time each officer currently devotes to your company.

Response: In response to this comment, we have revised the disclosure in each officer’s biographies.

Security Ownership of Certain Beneficial Owners, page 30

Comment 42. We partially reissue comment 50 of our letter dated March 7, 2011. Please revise the table to include the shares owned by Mr. Kohn’s wife and to revise the related footnote disclosure accordingly. Refer to Securities Act Release No. 33-48 19 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”). Furthermore, revise to provide the total number of shares held by officers and directors as a group and include disclosure relating to the preferred stock ownership, since it results in control of the company by the officers and directors.

Response: In response to this comment, we have revised the Security Ownership of Certain Beneficial Owners as provided above. Please see page 30.

Transactions with Related Persons, page 31

Comment 43. For the sake of clarity, please describe which license agreement you are referring to in the seventh paragraph of this section, the identity of the company, and disclose the nature of the former affiliation. Clarify whether the CEO was affiliated with the company at the time the license agreement was entered into. Disclose the royalty terms and disclose any payments that have been made to this company as of the most recent practicable date.

Response: In response to this comment, we have added the disclosure requested above. Please see page 31.

Comment 44. Please disclose the amount of interest paid on the related party loans and disclose the largest aggregate amount of principal. We direct your attention to Item 404(a)(5) of Regulation S-K.

Response: In response to this comment, we have revised the disclosure in this section as requested.

Director Qualifications, page 32

Comment 45. We note your disclosure here in response to comment 56 of our letter dated March 7, 2011. Please revise to clarify that these qualifications were what led to the conclusion that such persons should serve as one of your directors at the time disclosure is made, in light of your business and structure. Identify the public company referenced in Mr. Kohn’s disclosure.

Response: In response to this comment, we have revised the disclosure in this section as requested.

Comment 46. Furthermore, relocate this disclosure under Directors, Executive Officers, Promoters and Control Persons rather than under Transactions with Related Persons, Promoters and Certain Control Persons.

Response: In response to this comment, we have relocated the disclosure referenced above.

Financial Statements General

Comment 47. We reviewed your response to comment 63 of our letter dated March 7, 2011. Your response did not address our comment, thus the comment will be reissued. We note you provided the audited financial statements of BioPower Operations Corporation as of and for the period ended November 30, 2010. Please note that since (i) BioPower Operations Corporation was not incorporated until January 5, 2011 and (ii) the transaction to re- domicile BioPower Corporation to Nevada did not occur until January 6, 2011, the audited financial statements of BioPower Corporation as of and for the period ended November 30, 2010 should be included in your registration statement instead of those for BioPower Operations Corporation (i.e. BioPower Operations Corporation did not exist as of November 30, 2010). Please advise or revise.

Response: The financial statements have been revised in accordance with this comment. Please see the financial pages.

Recent Sales of Unregistered Securities, page II-2

Comment 48. We reissue comment 65 of our letter dated March 7, 2011. Please revise your disclosure in this section to include the information in your supplemental response and to discuss the sophistication of the unaccredited investors involved in the described transactions.

Response: In response to this comment, we have provided the disclosure required. Specifically, we added the following disclosure:

“Of these investors, five are not considered to be “accredited investors” as defined in Regulation D, Rule 501. Of these five, one, Riskless Partners, LLC, is an entity controlled by Ms. Bonnie Nelson, an officer and director of the Company. Each of these investors received copies of the Company’s audited financial statements. The remaining four investors subscribed for an aggregate of $1,250 worth of the Company’s common stock. Further, the Company reasonably believes that, immediately prior to making the sale, that such non-accredited investor had knowledge and experience in financial and business matters and that such investor was capable of evaluating the merits and risks of the investment.”

Signatures

Comment 49. Please include the signature of the Principal Financial Officer, in addition to the Principal Accounting Officer.

Response: In response to this comment, we have revised to include the signature of the Principal Financial Officer. Please see the signature page.

Exhibits

Comment 50. Please file execution copies of the related party notes described under Transactions with Related Persons on page 31 as exhibits to the registration statement.

Response:  In response to this comment, we have filed the related party notes as Exhibits 10.23 and 10.24.

Comment 51. We reissue comment 69 of our letter dated March 7, 2011. Please revise your legality opinion filed as Exhibit 5.1 to specifically reference the number of shares underlying the warrant.

Response: In response to this comment, we have revised legality opinion filed as Exhibit 5.1.

Comment 52. We partially reissue comment 71 of our letter dated March 7, 2011. Please file validly executed agreements for Exhibit 10.6 and 10.8. We note that such agreements do not appear to have been signed.

Response: In response to this comment, we have refiled the signed exhibits.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso

CC: Robert Kohn, CEO